May 26, 2005


Via Facsimile (269) 382-0244 and U.S. Mail

Philip D. Torrence
Miller, Canfield, Paddock and Stone, P.L.C.
444 West Michigan Avenue
Kalamazoo, Michigan 49007

RE:	Capitol Bancorp Limited
	Form S-4 filed on April 28, 2005
      File no. 333-124417

Dear Mr. Torrence

      We have the following comments on the above-referenced filing.
Please note that we limited our review of the registration statement to the terms and description of the exchange offer and related matters. We did not and will not review the financial information included in, or incorporated by reference into, the document. All persons who are by statute responsible for the adequacy and accuracy of these materials are urged to be certain that all information required pursuant to the statutes has been included.

General

1. Confirm to us that NCB does not have a reporting obligation pursuant to either Sections 12(g) or (b) of the Exchange Act.

The Exchange Offer, page 29

Timing of the Exchange offer, page 30

2. On a supplemental basis, please confirm that the offer will be open for at least twenty full business days to ensure compliance with
Rule 14e-1(a).

Expiration Date, Extensions, Termination and Amendments, page 30

3. We note your disclosure reserving the right to amend the exchange offer. Please confirm your understanding that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. For guidance, please refer to footnote 70 of Exchange Act Release No. 34-23421 (July 11, 1986).

4. We note your reference to possibly delaying the acceptance of stock for exchange. Describe the circumstances, other than an extension of the offering period, that would prompt you to delay accepting tendered securities and disclose the potential length of any anticipated delay. In addition, please confirm that any delay in the acceptance of stock will be consistent with Rule 14e-1(c).

Other Conditions to the Exchange Offer, page 36

5. We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied. In this regard, revise condition (e) to include a standard of reasonableness in lieu of the company`s "sole judgment."

6. In addition, please revise the first paragraph on page 37 to clarify that the conditions can not be triggered by any action or inaction of Capitol. In that regard, we also note that since NRB is a controlled entity it appears that condition (g) would require action on behalf of Capitol. Please advise.

Forward-Looking Statements, page 51

7. We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. As a result, please delete the reference to the Private Securities Litigation Reform Act or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the exchange offer.

Exhibits

8. Please note that all exhibits are subject to our review.
Accordingly, please file all exhibits with your next amendment, including the legality opinions and the form of letter of transmittal.

Closing Information

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3345.


								Sincerely,


								Michael Pressman
								Special Counsel
								Office of Mergers and
Acquisitions
May 26, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE